SECURITIE 12005049 SION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response....	12.00

SEC FILE NUMBER
8-49352

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (Date) AND ENDING December 31, 2011 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Jeffrey Matthews Financial Group, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

284 Millburn Avenue
(No. and Street)

Millburn (City) — New Jersey (State) — 07041 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gene Stice — 973-467-1223 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FREIDMAN LLP
(Name - *if individual, state last, first, middle name*)

100 Eagle Rock Avenue (Address) — East Hanover (City) — New Jersey (State) — 07936 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 17 2012
REGISTRATIONS BRANCH
09

CHECK ONE

- ☑ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

alb 2/22/12

OATH OR AFFIRMATION

I, Jeffrey Halpert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Jeffrey Matthews Financial Group, L.L.C. as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Managing Member

Title

Amy Warren

Notary Public

AMY WARREN

Notary Public of New Jersey
My Commission Expires 5/28/2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

THE JEFFREY MATTHEWS FINANCIAL GROUP, L.L.C.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

AND

INDEPENDENT AUDITORS' REPORT

FRIEDMAN LLP

ACCOUNTANTS AND ADVISORS

SEC
Mail Processing
Section
FEB 17 2012
Washington, DC
123

THE JEFFREY MATTHEWS FINANCIAL GROUP, L.L.C.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

AND

INDEPENDENT AUDITORS' REPORT

THE JEFFREY MATTHEWS FINANCIAL GROUP, L.L.C.

TABLE OF CONTENTS

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Members
The Jeffrey Matthews Financial Group, L.L.C.

We have audited the accompanying statement of financial condition of The Jeffrey Matthews Financial Group, L.L.C. as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of The Jeffrey Matthews Financial Group, L.L.C. as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Friedman LLP

February 6, 2012

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND | BEIJING AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE
DFK INTERNATIONAL

THE JEFFREY MATTHEWS FINANCIAL GROUP, L.L.C.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS	
Cash	$ 9,199
Receivable from clearing organization	22,748
Deposit with clearing organization	100,000
Securities owned, at market value	4,836,021
Secured demand notes collateralized by marketable securities	787,499
Accrued interest receivable	66,987
Property and equipment - at cost, net	170,760
Other assets	459,987
	$ 6,453,201
LIABILITIES AND MEMBERS' EQUITY	
Payable to clearing organization	$ 3,879,153
Accounts payable, accrued expenses and other liabilities	332,938
Deferred revenue	125,000
	4,337,091
Commitments	
Liabilities subordinated to claims of general creditors	787,499
Members' equity	1,328,611
	$ 6,453,201

See notes to statement of financial condition.

THE JEFFREY MATTHEWS FINANCIAL GROUP, L.L.C.

NOTES TO FINANCIAL STATEMENT

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
The Jeffrey Matthews Financial Group, L.L.C. (the "Company"), organized in 1996, is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company operates sales offices in New Jersey and Connecticut and acts as a broker and dealer of products consisting primarily of municipal bonds, corporate bonds and stocks. The Company has a finite life which will terminate upon the occurrence of a specified terminating event or December 1, 2050, whichever occurs first.

Operating in the securities industry subjects the Company to economic and political trends and conditions.

Security transactions are recorded on a trade date basis. All investments at December 31, 2011 are held by the Company's clearing organization.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could differ from those estimates.

Concentration of Credit Risk for Cash
The Company maintains its cash balances at one financial institution. These balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Fair Value Measurements
United States generally accepted accounting principles ("GAAP") requires certain financial assets and liabilities to be measured at fair value. GAAP defines fair value, provides guidance for measuring fair value, requires certain disclosures and discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow) and the cost approach (cost to replace the service capacity of an asset or replacement cost). GAAP also provides for a fair value hierarchy that prioritizes the inputs of valuation techniques used to measure fair value into three broad levels.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurements (Continued)
The following is a brief description of those three levels:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs that reflect management's own assumptions.

Deferred Revenue
Amounts received as an incentive from the clearing broker are being recognized over the five year term of the agreement.

Member Equity
In accordance with the operating agreement, each member has made an initial capital contribution to the Company in varying amounts of cash. Additional capital contributions shall be required only with the written consent of the members. No interest shall be due from the Company on any capital contribution of any member. Net income and net losses in respect of each fiscal year of the Company shall be allocated to the members, on the last day of such fiscal year, in amounts proportionate with the members' interests in the Company. The members' shall have no liability or obligation for any debts, liabilities or obligations of the Company beyond the members' respective capital contribution or obligation to make a capital contribution, except as expressly required by applicable law.

Depreciation and Amortization
Depreciation is computed utilizing the straight-line method over the estimated useful lives of the assets ranging from 3 to 7 years. Leasehold improvements are amortized using the straight-line method over estimated useful lives or the term of the lease, whichever is shorter.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes
The Company is not a taxpaying entity for income tax purposes and, accordingly, no provision has been made for income taxes. The members' allocable share of the Company's income or loss are reportable on their income tax returns.

Federal, state and local income tax returns for years prior to 2008 are no longer subject to examination by tax authorities.

Subsequent Events
These financial statements were approved by management and available for issuance on February 6, 2012. Management has evaluated subsequent events through this date.

2 - SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading debt and equity securities recorded at market values, as follows:

	Owned	Sold, Not Yet Purchased
Federal, state and municipal obligations	$ 4,775,253	$ -
Corporate obligations and stocks	60,768	-
	$ 4,836,021	$ -

Corporate stocks totaling $44,118 are classified as Level 1 securities. All other securities owned are classified as Level 2 securities.

3 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Office equipment	$ 165,642
Furniture and fixtures	166,815
Leasehold improvements	47,878
	380,335
Less - Accumulated depreciation and amortization	209,575
	$ 170,760

THE JEFFREY MATTHEWS FINANCIAL GROUP, L.L.C.

NOTES TO FINANCIAL STATEMENT

4 - OTHER ASSETS

Other assets consist of the following:

Customer list, net	$ 10,000
Prepaid expenses	84,717
Security deposits	28,475
Notes receivable, employees	155,000
Due from employees	149,478
Other assets	32,317
	$ 459,987

5 - PAYABLE TO CLEARING ORGANIZATION

The payable to clearing organization represents loans collateralized by marketable securities at the broker call rate less 0.25%, which was 1.75% at December 31, 2011.

6 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Borrowings under subordination agreements, from related parties, at December 31, 2011 are as follows:

Liabilities pursuant to secured demand note collateral agreements are as follows:	
Due April 30, 2012	$ 21,286
Due April 30, 2012	21,286
Due April 30, 2012	21,286
Due April 30, 2012	21,286
Due April 30, 2012	21,286
Due April 30, 2012	21,286
Due April 30, 2012	64,784
Due June 15, 2014	295,000
Due June 30, 2014	9,510
Due June 30, 2014	18,701
Due June 30, 2014	19,804
Due June 30, 2014	21,274
Due June 30, 2014	32,855
Due June 30, 2014	32,855
Due June 30, 2014	165,000
	$ 787,499

6 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS (Continued)

The subordinated borrowings are covered by agreements approved by the Financial Industry Regulatory Authority and are thus available in computing net capital under the Securities and Exchange Commission's net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be eligible for repayment.

7 - COMMITMENTS

The Company is obligated under non-cancelable operating leases for vehicles and equipment, as well as office facilities owned by individuals related to a member, expiring in various years through April 2014. In addition to base rent on its office facilities, the Company is required to pay its proportionate share of real estate taxes, maintenance and insurance.

The Company also rents two additional sales offices on a month to month basis requiring monthly payments totaling $2,369.

The future minimum rental payments are as follows:

Year Ending December 31,	Total	Offices	Other
2012	$ 187,316	$ 96,276	$ 91,040
2013	77,935	-	77,935
2014	34,120	-	34,120
2015	8,203	-	8,203
	$ 307,574	$ 96,276	$ 211,298

8 - RELATED PARTY TRANSACTIONS

See notes 6 and 7 for related party transactions.

9 - DEFERRED COMPENSATION PLAN

The Company maintains a Safe Harbor 401(k) deferred compensation plan which covers substantially all employees. Participants are permitted, in accordance with the provisions of section 401(k) of the Internal Revenue Code, to contribute a portion of their gross earnings into the Plan. Employer contributions are made on a discretionary basis as well as a mandatory safe harbor contribution, as defined.

10 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provision. At December 31, 2011, the Company had net capital of $1,195,847, which exceeded requirements by $1,095,847. The ratio of aggregate indebtedness to net capital was 0.28 to 1.

11 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities. These activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contracted obligations. The Company is therefore exposed to risk of loss on these transactions in the event of a contra party being unable to meet the terms of their contracts, which may require the Company to purchase or sell financial instruments at prevailing market prices.

12 - RISKS AND UNCERTAINTIES

The Company invests in certain securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the balance sheet.